Exhibit 99.1
TELUS International reports first quarter 2023 results, delivering solid performance in revenue and profitability; reiterates full-year outlook

Revenue of $686 million, up 15% year-over-year and 16% on a constant currency basis1
Net income of $14 million, compared with $34 million in the same quarter last year
Diluted EPS of $0.05, compared with $0.13 in the same quarter last year
Adjusted EBITDA1 of $155 million, 9% higher year-over-year
Adjusted Diluted EPS1 of $0.28, 8% higher year-over-year
Continued deleveraging, with integration of WillowTree progressing well
Full-year 2023 outlook reiterated for continued double-digit profitable growth

Vancouver, Canada – May 4, 2023 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands, released its results today for the quarter ended March 31, 2023. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS International. All figures in this news release, and elsewhere in TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“In the first quarter of 2023, our global team delivered solid performance for TELUS International against the persistent backdrop of numerous macroeconomic challenges, geopolitical uncertainties and historic demand softness. Despite these challenges, our team executed very well in the quarter, with our near-term focus on operating the business with the utmost efficiency, while remaining agile to meet our clients’ increased demand through the balance of the year,” said Jeff Puritt, President and CEO of TELUS International. “Highlights this quarter include progress on WillowTree’s back office process integration, along with new business ramps as we continue to engage with clients on cross-sell opportunities. TELUS International’s sales funnel remains robust, and our global sales and marketing teams continue to diligently replenish our funnel of opportunities. Our new client wins this quarter include a U.S. insurance provider focused on solutions for homeowners and renters; a rapidly growing eCommerce platform based in the United States; an exciting, new sports streaming platform in Germany; a pioneer in the solar power industry with global-leading sales based in the United States; and a leading software platform for digital media measurement and analytics based in the United States.”

Jeff added, “Similarly, we continue to gain incremental and varied business with our existing clients, including the world’s largest eCommerce company; an online game platform and game creation system; a cloud-based web development services provider; a leading global logistics company; and a U.S.-based telecommunications company. Also, in support of existing client demand, TELUS International is further diversifying our delivery footprint to Africa, a continent that’s home to a high-quality talent pool. We are starting small, with a thoughtful approach to unlock new opportunities for future profitable growth over the long term.”

Jeff concluded, “To start the year, TELUS International was recognized for multiple industry awards, a testament to our caring culture and our status as a trusted partner for clients and employer of choice for top global talent. For the fifth consecutive year, our company was named one of the Achievers 50 Most Engaged Workplaces®, an award that recognizes top employers who display leadership and innovation in employee engagement. For the seventh consecutive year, TELUS International was recognized by IAOP’s Global Outsourcing 100, a ranking of the best
1 Revenue growth on a constant currency basis and Adjusted Diluted EPS are non-GAAP ratios, while Adjusted EBITDA is a non-GAAP financial measure. See the Non-GAAP section of this news release.

outsourcing providers across categories of size and growth, customer references, awards and certifications, programs for innovation and corporate social responsibility.”

Vanessa Kanu, CFO said, “TELUS International remains focused on delivering profitable growth, with solid revenue growth of 15% year-over-year, 16% in constant currency, in the first quarter of 2023. When excluding WillowTree, we achieved revenue growth of 5% year-over-year, and 7% in constant currency, which is noteworthy in light of the current challenging macroeconomic environment. Alongside the progress on the integration of WillowTree, debt repayment remains among our key priorities. To this end, after closing of the WillowTree acquisition, we improved our Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement to 2.8x in the first quarter, despite WillowTree transaction related outflows that created a one-time impact on cash flows this quarter.”

Vanessa concluded, “Today, we are reiterating our outlook for the full-year 2023. While we expect some headwinds in the near term, we do see some offsetting opportunities and are focusing our collective efforts on what we can control to be as efficient with costs as possible.”

Provided below are financial and operating highlights that include certain non-GAAP measures. See the Non-GAAP section of this news release for a discussion on such measures.
Q1 2023 vs. Q1 2022 highlights
▪Revenue of $686 million, up $87 million, a 15% increase year-over-year and 16% on a constant currency basis, driven by growth in services provided to existing clients as well as new clients added since the prior comparative period, including new clients from the acquisition of WillowTree. Excluding revenue earned from WillowTree, our revenue increased 5% and included an unfavorable foreign currency impact of approximately 2% compared with the same quarter of the prior year, associated with the strengthening U.S. dollar exchange rate against the euro.
▪Net income of $14 million and diluted EPS of $0.05, compared with $34 million and $0.13 respectively, in the same quarter of the prior year as higher revenues were offset by higher overall operating and other expenses. Net income margin, calculated by dividing net income by revenue for the period, was 2.0%, compared with 5.7% for the same quarter in the prior year. Net income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income2, which excludes the impact of these items, was 10% higher year-over-year at $76 million in the first quarter of 2023, up from $69 million in the same quarter of the prior year.
▪Adjusted EBITDA was $155 million, up 9% from $142 million in the same quarter of the prior year, as higher revenue earned from existing and new clients, including new clients from the acquisition of WillowTree, more than offset the combined increase in salaries and benefits and goods and services purchased. Adjusted EBITDA Margin2 was 22.6%, compared with 23.7% in the same quarter of the prior year, due largely to changes in our revenue mix across industry verticals and geographic regions, higher salaries and benefits costs compared with the prior year, and higher service delivery costs in Europe. Adjusted Diluted EPS was $0.28, 8% higher year-over-year.
▪Cash provided by operating activities was $80 million and Free Cash Flow2 was $65 million, compared to $129 million and $104 million, respectively, in the same quarter of the prior year, primarily due to higher net outflows from working capital arising from our acquisition of WillowTree. Excluding these non-recurring acquisition costs, Free Cash Flow would have been $101 million, a decrease of $3 million, or 3%, compared with the same quarter last year.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement of 2.8x as of March 31, 2023 compared with 1.1x as of December 31, 2022 and 2.9x immediately after closing of the WillowTree acquisition in January 2023. The improvement in the leverage ratio since the WillowTree acquisition was driven mainly by debt reduction from Free Cash Flow.
▪Team member count was 76,752 as of March 31, 2023, an increase of 13% year-over-year.
2 Adjusted Net Income and Free Cash Flow are non-GAAP financial measures, while Adjusted EBITDA Margin is a non-GAAP ratio. See the Non-GAAP section of this news release.

A discussion of our results of operations is included in our management’s discussion and analysis for the three-month period ended March 31, 2023, which is filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR. Such materials and additional information are also provided at telusinternational.com/investors.

Outlook
Management has reiterated the following full-year outlook for 2023:

•Revenue in the range of $2,970 to $3,030 million, including $255 to $260 million from WillowTree, representing revenue growth of 20.3% to 22.8% on a reported basis, and growth of 10% to 12% excluding WillowTree. This assumes an average exchange rate of one euro to 1.08 U.S. dollars for 2023
•Adjusted EBITDA in the range of $705 to $725 million, representing growth of 16% to 19%, and Adjusted EBITDA Margin in the range of 23.7% to 23.9%
•Adjusted Diluted EPS in the range of $1.20 to $1.25, which includes equity issued and higher interest charges on debt taken associated with the recently closed WillowTree acquisition

Q1 2023 investor call
TELUS International will host a conference call today, May 4, 2023 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the first quarter results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have a standardized meaning under IFRS. These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, and revenue on a constant currency basis are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, and revenue growth on a constant currency basis are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA as we believe they are driven by factors that are not indicative of our ongoing operating performance, including acquisition, integration and other, share-based compensation, with respect to Adjusted Net Income, the interest accretion on written put options entered into in connection with our acquisition of WillowTree, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measure are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue on a constant currency basis is calculated as current period revenue using foreign exchange rates prevailing in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth using foreign exchange rates prevailing in the comparable prior period.

We have not provided a quantitative reconciliation of our full-year 2023 outlook for Adjusted EBITDA Margin and Adjusted Diluted EPS to our full-year 2023 outlook for net income margin and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our financial outlook for the full-year 2023 results, our business, operations and financial performance and condition, as well as statements relating to the expected benefits and synergies of our acquisition of WillowTree and its impact on our business, including expectations regarding deleveraging and the ability to obtain valuable cross-selling opportunities and diversify the client base. We caution the reader that information provided in this news release regarding our financial outlook for full-year 2023 results, as well as information regarding our objectives and expectations, is provided in order to give context to the nature of some of the company’s future plans and may not be appropriate for other purposes. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business, the benefits, synergies and risks related to our acquisition of WillowTree, and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2023 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to integrate and realize the benefits of our acquisition of WillowTree; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of global conditions on our and our clients’ businesses, including a potential economic recession, changes in interest rates, the Russia-Ukraine conflict and ongoing impacts arising from the COVID-19 pandemic on our business, financial condition, financial performance and liquidity. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:

▪We face intense competition from companies that offer services similar to ours.
▪Our business and financial results could be adversely affected by a number of global conditions, and the effects of these same conditions on our clients’ businesses and demand for our services.
▪Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
▪If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
▪Our business could be adversely affected if we lose one or more members of our senior management.

▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation or otherwise.
▪Our business would be adversely affected if individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees (not as independent contractors).
▪We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, including our recently completed acquisition of WillowTree or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients / revenue.
▪Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS Corporation.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.
▪TELUS Corporation will, for the foreseeable future, control the TELUS International board of directors.
These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 9, 2023 and available on EDGAR, as updated by our management’s discussion and analysis for the three-month period ended March 31, 2023, which is filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income
(unaudited)

	Three months
Periods ended March 31 (US$ millions except earnings per share)	2023	2022
REVENUE	$686	$599

OPERATING EXPENSES
Salaries and benefits	428	342
Goods and services purchased	103	115
Share-based compensation	14	7
Acquisition, integration and other	16	4
Depreciation	33	29
Amortization of intangible assets	46	36
	640	533

OPERATING INCOME	46	66

OTHER EXPENSES
Interest expense	33	9
Foreign exchange loss	1	—
INCOME BEFORE INCOME TAXES	12	57
Income tax (recovery) expense	(2)	23
NET INCOME	$14	$34

EARNINGS PER SHARE
Basic	$0.05	$0.13
Diluted	$0.05	$0.13

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	273	266
Diluted	276	269

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (US$ millions)	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$142	$125
Accounts receivable	497	428
Due from affiliated companies	89	81
Income and other taxes receivable	5	7
Prepaid and other assets	60	35
Current portion of derivative assets	18	19
	811	695
Non-current assets
Property, plant and equipment, net	474	449
Intangible assets, net	1,662	1,008
Goodwill	1,966	1,350
Derivative assets	7	13
Deferred income taxes	25	14
Other long-term assets	27	27
	4,161	2,861
Total assets	$4,972	$3,556

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$294	$289
Due to affiliated companies	121	111
Income and other taxes payable	81	67
Current portion of provisions	9	1
Current maturities of long-term debt	120	83
Current portion of derivative liabilities	—	1
	625	552
Non-current liabilities
Provisions	200	2
Long-term debt	1,795	881
Derivative liabilities	3	—
Deferred income taxes	328	264
Other long-term liabilities	21	19
	2,347	1,166
Total liabilities	2,972	1,718

Owners’ equity	2,000	1,838
Total liabilities and owners’ equity	$4,972	$3,556

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months
Periods ended March 31(US$ millions)	2023	2022
OPERATING ACTIVITIES
Net income	$14	$34
Adjustments:
Depreciation and amortization	79	65
Interest expense	33	9
Income tax (recovery) expense	(2)	23
Share-based compensation	14	7
Change in market value of derivatives and other	1	(1)
Net change in non-cash operating working capital	(50)	3
Share-based compensation payments	—	(5)
Income taxes paid, net	(9)	(6)
Cash provided by operating activities	80	129

INVESTING ACTIVITIES
Cash payments for capital assets	(14)	(21)
Cash payments for acquisitions, net	(850)	—
Cash used in investing activities	(864)	(21)

FINANCING ACTIVITIES
Shares issued	1	1
Withholding taxes paid related to net share settlement of equity awards	(1)	—
Repayment of long-term debt	(137)	(56)
Long-term debt issued	963	—
Interest paid on credit facilities	(26)	(5)
Cash provided by (used in) financing activities	800	(60)

Effect of exchange rate changes on cash and cash equivalents	1	(2)

CASH POSITION
Increase in cash and cash equivalents	17	46
Cash and cash equivalents, beginning of period	125	115
Cash and cash equivalents, end of period	$142	$161

Non-GAAP reconciliations
(unaudited)

	Three Months Ended March 31
(US$ millions, except percentages)	2023	2022
Revenue, as reported	$686	$599
Foreign exchange impact on current period revenue using prior comparative period's rates	10	14
Revenue on a constant currency basis	$696	$613
Revenue growth	15%	19%
Revenue growth on a constant currency basis	16%	21%

	Three Months Ended March 31
(US$ millions, except per share amounts)	2023	2022
Net income	$14	$34
Add back (deduct):
Acquisition, integration and other	16	4
Share-based compensation	14	7
Interest accretion on written put options	3	—
Foreign exchange loss	1	—
Amortization of purchased intangible assets	44	31
Tax effect of the adjustments above	(16)	(7)
Adjusted Net Income	$76	$69
Adjusted Basic Earnings Per Share	$0.28	$0.26
Adjusted Diluted Earnings Per Share	$0.28	$0.26

	Three Months Ended March 31
(US$ millions, except percentages)	2023	2022
Net income	$14	$34
Add back (deduct):
Acquisition, integration and other	16	4
Share-based compensation	14	7
Foreign exchange loss	1	—
Depreciation and amortization	79	65
Interest expense	33	9
Income taxes	(2)	23
Adjusted EBITDA	$155	$142
Net income margin	2.0%	5.7%
Adjusted EBITDA Margin	22.6%	23.7%

	Three Months Ended March 31
(US$ millions)	2023	2022
Cash provided by operating activities	$80	$129
Less: capital expenditures	(15)	(25)
Free Cash Flow	$65	$104

Calculation of Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement
(unaudited)

As at (US$ millions, except for ratio)	March 31, 2023	December 31, 2022

Outstanding credit facility	1,675	742
Contingent facility utilization	7	7
Liability related to provisions for written put options[1]	74	—
Net derivative liabilities	1	1
Cash balance[2]	(142)	(125)
Net Debt as per credit agreement	$1,615	$625
Adjusted EBITDA (trailing 12 months)	$620	$607
Adjustments required as per credit agreement	(47)	(63)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.8	1.1
1 Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree.
2 Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, is $150 million.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $5.2 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
media.relations@telusinternational.com